UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

WASTE INDUSTRIES USA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

941057 10 1 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 941057 10 1	Page 2 of 6

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) Jim W. Perry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,482,291 6. Shared Voting Power 0 7. Sole Dispositive Power 1,482,291 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,482,291

CUSIP NUMBER 941057 10 1	Page 3 of 6

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable	☒

11.	Percent of Class Represented by Amount in Row (9) 10.95%

12.	Type of Reporting Person (See Instructions) IN

CUSIP NUMBER 941057 10 1	Page 4 of 6

Item 1	(a)	Name of Issuer:

Waste Industries USA, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(a)	Name of Person Filing

Jim W. Perry

Item 2	(b)	Address of Principal Business Office, or, if None, Residence

3301 Benson Drive, Suite 601, Raleigh, NC 27609

Item 2	(c)	Citizenship

United States

Item 2	(d)	Title of Class of Securities

Common Stock

Item 2	(e)	CUSIP Number

941057 10 1

Item 3.		Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

Not Applicable

Item 4.	Ownership

(a) As of December 31, 2003, Mr. Perry beneficially owned an aggregate of 1,482,291 shares of Issuer’s common stock which includes (i) 1,441,679 shares of the Issuer’s outstanding common stock owned directly and (ii) options to purchase 40,612 of the Issuer’s common stock that were exercisable within 60 days of December 31, 2003.

(b) Percent of Class:

10.95%

(c) See Row (5)-(8) on page 2

CUSIP NUMBER 941057 10 1	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

CUSIP NUMBER 941057 10 1	Page 6 of 6

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date

/s/ Jim W. Perry

Jim W. Perry